Vast Updates Shareholders at Annual General Meeting on Significant Progress Towards Delivering Continuous, Carbon Free Energy to the World
SYDNEY, Australia, December 5th, 2024 – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a leading Australian green energy technology company, held its Annual General Meeting (“AGM”) on November 27, updating shareholders on progress towards deploying its next generation concentrated solar power (“CSP”) solution to deliver clean, continuous dispatchable power and heat.
The AGM saw Vast’s Chairman, Peter Botten, and CEO, Craig Wood, provide updates on the company’s achievements throughout 2024 and the outlook for the year ahead. All resolutions were successfully passed at the AGM, with Craig Wood, Colin Richardson and William Restrepo all re-elected as Directors.
The AGM follows Vast’s recent announcement that it has signed an updated funding agreement to access up to $30 million of its existing $65 million grant from the Australian Renewable Energy Agency (“ARENA”).
The funding and Vast’s progress throughout 2024 pave the way for another successful year ahead. Vast’s technology is set to be deployed at utility-scale in Port Augusta, South Australia at the Vast Solar 1 (“VS1”) project to deliver green, reliable and affordable energy for South Australia’s grid. The technology will also power a world-first co-located renewable methanol production facility, Solar Methanol 1 (“SM1”). A real world, in-demand application for hydrogen, renewable methanol has the potential to decarbonise shipping and is already being used to power major container vessels.
Leveraging Australia’s natural resources, the projects are set to be a catalyst for a domestic Australian CSP industry, creating highly skilled green manufacturing and operational jobs, and helping Australia become an export powerhouse by supplying Australian green technology to clean energy projects around the world.
Vast is attracting significant interest from major investors, industry and international governments. Along with funding from ARENA, Vast is backed by EDF and Nabors Industries, and Vast’s renewable methanol project is supported by Mabanaft and the German Government.
The following addresses were made by Vast’s Chairman Peter Botten and CEO Craig Wood during Vast’s Annual General Meeting on November 27, 2024.

Chairman’s Address from Peter Botten
2024 has been a pivotal year in the growth of Vast since the business combination with Nabors Energy Transition Corp was completed in December last year. Significant progress has been made this year towards Vast’s vision of delivering continuous, carbon free energy to the world, leveraging our next generation CSP technology.

As announced earlier this week, Vast has secured up to $30m of funding from ARENA. This is an important signal of confidence from ARENA in the potential of Vast’s technology to power Australia’s energy transition, and we’re grateful for their ongoing support.
Vast continues to progress towards final investment decision on our utility-scale CSP reference project in Port Augusta, South Australia (VS1). The project paves the way for Vast’s pipeline of utility-scale projects in Australia and internationally.
Alongside generating green electricity for the grid, we believe Vast’s technology will have a key role to play in reducing the cost of sustainable fuels production. Vast is also progressing a co-located renewable methanol production facility (SM1) at the Port Augusta site, partnering with German fuels giant Mabanaft on that project.
During the year, Vast also expanded its presence in the US market, signing a project development partnership with Houston-based renewables developer GGS Energy.
As Vast looks to 2025, the key focus will be on:
•Achieving financial close and commencing construction on the utility-scale electricity and renewable methanol projects in Port Augusta, South Australia
•Developing our Australian green technology manufacturing business to enable Vast to deliver its supply scope into VS1
•Further developing our pipeline of electricity, fuels and off-grid projects globally
We continue to see growing demand for the continuous, affordable electricity and heat our CSP technology can deliver. We believe it will be a critical solution to decarbonise the grid and phase out coal in sunny countries. We also see continued demand for our technology to power sustainable fuels production as well as off-grid use cases, including mining, industrial processes and data centres.

CEO’s Address from Craig Wood
As Peter mentioned, our utility-scale CSP reference project in Port Augusta, VS1, is progressing well. The plant will have 30MW capacity and 8 hours of thermal storage, providing dispatchable overnight power critical to stabilising South Australia’s grid. We recently finalised the FEED stage and we’re working diligently with our partners towards achieving Final Investment Decision in Q1 2025 with construction to commence shortly thereafter. The project has received support from the Australian Government, including from ARENA and the Department for Climate Change, Energy, Environment and Water.
The co-located renewable methanol plant, SM1, is also progressing well through the pre-FEED stage. The project will produce 7,500 tonnes of renewable methanol per annum, which will help decarbonise the local maritime industry. As a world-first project, we’re thrilled to be partnering with German company Mabanaft on this effort. Financial close is currently targeted for 2025.
Vast continues to strengthen our market-leading proprietary CSP technology, and to build out our manufacturing capability ahead of delivering Vast equipment into the VS1 project. Our solution leverages the abundant sunshine in sunbelt countries like Australia to power homes, industry and transport with green, reliable and affordable energy. We continue to improve the cost and performance of our modular, scalable technology, and to de-risk its manufacture and operation. Vast equipment is currently being produced at our facility in Queensland, Australia, and we’ll be scaling up our manufacturing capability to deliver to the Port Augusta projects starting in 2025.
Throughout 2024, we’ve also invested in our business systems and capabilities to set ourselves up for success. Vast has had a strong emphasis on safety during 2024, and we are focused on improving our safety performance as we head towards construction on site next year. We are investing in a new ERP to replace legacy systems as our requirements continue to evolve. We are also developing the quality and project control systems necessary to deliver the Port Augusta projects.
All of this activity means Vast’s team has continued to grow throughout the year, both in Australia and the US. This growth will continue early into 2025, and then accelerate as we move into construction of the VS1 and SM1 projects.
As Peter mentioned, we were delighted to announce earlier this week that Vast continues to enjoy strong support from ARENA as evidenced by up to $30m of funding being made available to the business, subject to certain milestones being achieved. This funding is important as it creates a runway to support Vast in completing the necessary activities to achieve financial close on VS1 and SM1, and to continue the build out of our Australian green technology manufacturing business. As part of that release, we also updated the estimated capital cost for VS1 to AUD360-390million.
We look forward to another successful year in 2025 as we move into construction on VS1 and SM1, deliver Vast technology through our manufacturing business, and expand our project development pipeline in Australia, the US and other global markets.
We thank you, our shareholders, all of our partners and our employees for their ongoing support.

ENDS

About Vast
Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, or a combination to enable the production of sustainable fuels. Vast’s CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts
For Investors:
Caldwell Bailey

ICR, Inc.
VastIR@icrinc.com

For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Port Augusta project, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project , at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.